

Mail Stop 3561

June 13, 2011

<u>Via Facsimile</u>

Mr. Gregory P. Stemm, Chief Executive Officer
Odyssey Marine Exploration, Inc.
5215 W. Laurel Street
Tampa, Florida 33607

>   **Re: Odyssey Marine Exploration, Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 001-31895**

Dear Mr. Stemm:

We have reviewed your response letter dated May 26, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the year ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>
<u>Liquidity and Capital Resources, page 24</u>
<u>Quantitative and Qualitative Disclosures about Market Risk, page 26</u>

1. We note from the company's response to prior comment 2 that the applicable disclosures were included in note B of the financial statements and will be included in the appropriate market risk section of MD&A in future filings. In this regard, we note that the current disclosures in note B do not comply with the requirements of Item 305 of Regulation S-K. Given the significance of your mortgages and notes payable and interest expense in your financial statements, please revise your disclosure in future filings regarding your exposure to interest rate risk to provide these disclosures in one of the formats outlined in Item 305(a) of Regulation S-K.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Annual Incentive Compensation and Targets, page 17</u>

2. We note your response to our prior comment 11 and reissue. Please confirm that in future filings you will revise to quantify all performance goals or targets and the goals and targets actually achieved in order for your named executive officers to earn their annual incentive compensation. To the extent you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion on a supplemental basis.

<u>Summary Compensation Table, page 20</u>

3. We note your response to our prior comment 12 and reissue. Please confirm that in future filings you will disclose the annual incentive compensation amounts in the "Non-Equity Incentive Plan Compensation" column and, to the extent amounts are paid, in the exercise of positive discretion, over and above the amounts earned due to the achievement of any performance measures, disclose those amounts in the "Bonus" column. Please also confirm that in future filings you will include disclosure, as applicable, in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column of the "Grants of Plan-Based Awards" table.

Mr. Gregory P. Stemm, CEO
Odyssey Marine Exploration, Inc.
June 13, 2011
Page 3

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 with any other questions.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief